SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

Disclosure Clarification

Minco Mining (the “Registrant”) was requested by the British Columbia Securities Commission for clarification on the Anba deposit, announced November 5, 2003.

Pursuant to the request, the Registrant has commissioned the preparation of a Technical Report, to be finalized by the end of February 2004.  Minco is in the process of finalizing an application to securities regulators having jurisdiction for an exemption order allowing the Company additional time to finalize the Technical Report.

Investors are cautioned that the disclosure in the November 5 news release regarding estimated “total resources” of the Anba project is not compliant with National Instrument 43-101.  Rather, the disclosure of estimated resources was based on technical data and information supplied by the Chinese parties to the agreements.  As a result, the resource estimates contained in the November 5 news release should not be relied upon by the public making investment decisions.  The Company’s decision to proceed with the acquisition of an interest in the Anba deposit was based on internal technical reviews and site visit.

The Registrant also wishes to report it is no longer pursuing its interests in the Caodi Gold project.  The Company concluded that it could be difficult to develop a large-scale, open pit mine on the property.

The Company also announces that it does not propose to undertake further exploration or development work, at this time, on the Changa-Lijiagou lead-zinc project.

The Registrant currently has 23,665,179 issued and outstanding common shares.

A copy of the Registrant's news releases dated November 27, 2003 is attached.

2.

Exhibits

2.1

News Release dated November 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 27, 2003

____________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	November 27, 2003

NEWS RELEASE

The British Columbia Securities Commission ("BCSC") has requested that the Company clarify the disclosure in its November 5 news release concerning the Anba deposit. Pursuant to such request, the Company announces that it has commissioned the preparation of a Technical Report by an independent qualified person to support the disclosure in the November 5 news release. It is anticipated that the Technical Report will not be finalized until the end of February 2004 due to the additional time required to translate the relevant technical data and information from Chinese into English and the inevitable delays anticipated as a result of the approaching North American holiday season and Chinese New Year in late January.  The Company is in the process of finalizing an application to securities regulators having jurisdiction for an exemption order allowing the Company additional time to finalize the Technical Report.

Investors are cautioned that the disclosure in the November 5 news release regarding estimated “total resources” of the Anba project is not compliant with National Instrument 43-101 in that CIM mineral resource categories were not used and the disclosure has not been verified by an independent Qualified Person.  Rather, the disclosure of estimated resources was based on technical data and information supplied by the Chinese parties to the agreements and prepared pursuant to standards customarily utilized in China. As a result, the resource estimates contained in the November 5 news release should not be relied upon by the public in making investment decisions.  Investors are encouraged to refer to the independent Technical Report when available. This data and information was extensively reviewed by Ruijing Jiang, the Company’s in-house geologist based in China.  In addition, Dr. Ken Cai, the President and CEO of Minco, Ruijing Jiang, and the independent Qualified Person who has been engaged to prepare the Technical Report have conducted a site visit of the property.  The Company’s decision to proceed with the acquisition of an interest in the Anba deposit was based on this internal technical review and the site visit.

Given that the Company is currently focused on acquiring and exploring advanced gold projects in China as evidenced by the recent acquisition of Anba Gold project as announced in the November 5 news release, the Company wishes to report on its interests in the Caodi Gold project and the Changba-Lijiagou lead zinc project.

The Company wishes to report that it is no longer pursuing its interests in the Caodi Gold project. Following detailed technical due diligence and a site visit, the Company concluded that it could be difficult to develop a large-scale, open pit mine on the property.  The Company has not incurred significant expenses on the Caodi Gold project.

With regard to the Changa-Lijiagou lead-zinc project, the Company does not propose to undertake further exploration and development work at this time, as this project is not a high priority at current zinc prices.  Accordingly, the Company does not consider it to be a material project at present time, however, this situation is subject to change with the improvement the base metal prices.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has advanced gold and base metal properties in China.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at1-888-288-8288 or (604) 688-8002  info@mincomining.ca

                                                                                                                                                                                    www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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